October 26, 2007

Mail Stop 4561

Mr. Douglas W. Child
Chief Financial Officer
Castle Arch Real Estate Investment Company, LLC
9595 Wilshire, PH 1000
Beverly Hills, CA 90212

Re: Castle Arch Real Estate Investment Company, LLC
        Form 10-KSB for the year ended December 31, 2006
        Filed April 2, 2007
        File No. 0-51230

Dear Mr. Child:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Linda van Doorn
                                        Senior Assistant Chief Accountant